SECURITIES AND EXCHANGE COMMISSION,
WASHINGTON, D.C. 20549

Amendment No. 3
to
SCHEDULE 13E-3
(Rule 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

BF ENTERPRISES, INC.
(Name of the Issuer)
BF ENTERPRISES, INC.
BRIAN P. BURNS
(Names of Persons Filing Statement)
COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)
055387104
(CUSIP Number of Class of Securities)
Brian P. Burns, Jr.
President
BF Enterprises, Inc.
100 Bush Street, Suite 1250
San Francisco, California 94104
(415) 989-6580
(Name, Address and Telephone Number of Persons Authorized to Receive
Notice and Communications on Behalf of Persons Filing Statement)
with a copy to:
Christopher L. Kaufman, Esq.
Latham & Watkins LLP
135 Commonwealth Drive
Menlo Park, California 94025
(650) 328-4600
     This statement is filed in connection with (check the appropriate box):

☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3 (c) under the Securities Exchange Act of 1934.
☐	The filing of a registration statement under the Securities Act of 1933.
☐	A tender offer.
☐	None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☑
     Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐
Calculation of Filing Fee

Amount of
Transaction Value*	Filing Fee**

$2,725,830	$320.84

*	For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $2,725,830 by the Issuer in lieu of fractional shares immediately following a 1-for-3,000 reverse stock split to holders of fewer than 3,000 shares of the Issuer’s common stock prior to the reverse stock split. The aggregate cash payment is equal to the product of the price of $8.95 per pre-split share and 304,562 pre-split shares, the estimated aggregate number of shares held by such holders.

**	Determined pursuant to Rule 0-11(b)(1) as the product of $2,725,830 and 0.0001177.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $298.22
Form or Registration No.: Schedule 13E-3
Filing Party: BF Enterprises, Inc.
Date Filed: March 31, 2005

INTRODUCTION
      This Amendment No. 3 (“Amendment”) amends and supplements the Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) filed on March 31, 2005 by BF Enterprises, Inc. (the “Company”), as amended by Amendments No. 1 and No. 2 to Schedule 13E-3 filed on May 27, 2005 and June 27, 2005, respectively, by the Company and Brian P. Burns (“Mr. Burns”). This Amendment is being filed jointly by the Company and Mr. Burns.
      Concurrently with the filing of this Amendment, the Company and Mr. Burns are filing Amendment No. 3 to the Information Statement (the “Information Statement”) pursuant to Regulation 14C under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). A copy of the Information Statement is attached hereto as Exhibit (a). The information in the Information Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. Capitalized terms used but not defined herein have the meanings given to them in the Information Statement.
      All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

Item 1.	Summary Term Sheet.
      The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/ Forward Stock Split” and “Questions and Answers About the Reverse/ Forward Stock Split” is incorporated herein by reference.

Item 2.	Subject Company Information.
      (a) Name and Address. BF Enterprises, Inc. is the subject company. Its principal executive office is located at 100 Bush Street, Suite 1250, San Francisco, California 94104 and its telephone number is (415) 989-6580.
      (b) Securities. As of July 15, 2005, there were 3,538,053 outstanding shares of common stock, par value $0.10, of the Company (“Common Stock”).
      (c) Trading Market and Price. The Company’s Common Stock is traded on the Nasdaq National Market System tier of the Nasdaq National Market under the symbol “BFEN.” The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/ Forward Stock Split” and “Financial Statements — Price Range of Common Stock; Dividends; Trading Volume” is incorporated herein by reference.
      (d) Dividends. No dividends have been paid by the Company on its Common Stock during the past two years. The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/ Forward Stock Split” and “Financial Statements — Price Range of Common Stock; Dividends; Trading Volume” is incorporated herein by reference.
      (e) Prior Public Offerings. None.
      (f) Prior Stock Purchases. In the past two years, Mr. Burns made the following purchases of the subject securities: (i) on September 19, 2003, Mr. Burns exercised fully vested options to purchase 80,000 shares of Common Stock, which options were granted under the Company’s 1993 Long-Term Equity Incentive Plan (the “1993 Plan”), at an exercise price of $2.875 per share, surrendering 45,788 shares issuable upon exercise of the option with a fair market value equal to the sum of (a) the aggregate exercise price of the options and (b) the related withholding tax liabilities, resulting in the net purchase of 34,212 shares and (ii) on May 19, 2005, Mr. Burns purchased 39,000 shares of Common Stock, pursuant to the exercise of a fully vested option granted under the 1993 Plan, at an exercise price of $4.75 per share, for an aggregate cash purchase price of $185,250. The information set forth in the Information Statement under the captions “Fairness of the Reverse/ Forward Stock Split to Stockholders” and “Financial Statements — Price Range of Common Stock; Dividends; Trading Volume” is incorporated herein by reference.

Item 3.	Identity And Background Of The Filing Person.
      (a) Name and Address. BF Enterprises, Inc., the subject company, and Brian P. Burns are the filing persons of this Amendment. The business office address for the Company and Mr. Burns is 100 Bush Street, Suite 1250, San Francisco, California 94104 and the business telephone number for the Company and Mr. Burns is (415) 989-6580. The directors of the Company are: Mr. Burns (Chairman), Daniel S. Mason, Ralph T. McElvenny, Jr., Thomas C. Quick and Paul Woodberry. The executive officers of the Company are Mr. Burns (Chief Executive Officer), Brian P. Burns, Jr. (President), Paul Woodberry (Executive Vice President), Stuart B. Aronoff (Senior Vice President-Operations and Assistant Secretary) and S. Douglas Post (Chief Financial Officer, Vice President, Controller and Treasurer). The address of each officer and director is 100 Bush Street, Suite 1250, San Francisco, California 94104.
      (b) Business and Background of Entities. Not applicable.
      (c) Business and Background of Natural Persons. With respect to Mr. Burns and each other current officer and director of the Company:

Brian P. Burns. Mr. Burns has been Chairman of the Board of Directors and Chief Executive Officer of the Company since May 1987. He is a member of the Advisory Committee of Kendall-Jackson Wine Estates, Ltd. (“Kendall Jackson”). Kendall Jackson’s business address is 421 Aviation Boulevard, Santa Rosa, CA 95403. Mr. Burns also is a director of Joseph P. Kennedy Enterprises, Inc. (“Kennedy Enterprises”). Kennedy Enterprises’ business address is 500 Fifth Avenue, Suite 1701, New York, NY 10110.

Daniel S. Mason. Since May 16, 2000, Mr. Mason has been the managing partner of the San Francisco offices of the law firm Zelle, Hofmann, Voelbel, Mason & Gette LLP (“Zelle”). Zelle’s business address is 44 Montgomery Street, Suite 3400, San Francisco, CA 94104. Prior to joining Zelle, Mr. Mason was the managing partner of the San Francisco law firm of Furth, Fahrner & Mason.

Ralph T. McElvenny, Jr. Mr. McElvenny has been Chairman of the Board of Directors and Chief Executive Officer of Golden Oil Company (“Golden”), a natural resources exploration and production company, and predecessor companies for more than the past five years. Golden’s business address is 2200 Post Oak Blvd., Suite 720, Houston, TX 77056. Until 2002, Mr. McElvenny also was Chairman of the Board and Chief Executive Officer of USR Industries, Inc. (“USR”), a diversified holding company. USR’s business address is 2200 Post Oak Boulevard, Suite 720, Houston, TX 77056.

Thomas C. Quick. From 2001 through 2002, Mr. Quick was the Vice Chairman of Quick & Reilly/ Fleet Securities, Inc. (“Quick & Reilly/ Fleet”), successor to The Quick & Reilly Group, Inc. (“Quick & Reilly”), a holding company for four major financial services businesses. The business address of Quick & Reilly/ Fleet and Quick & Reilly is 26 Broadway, New York, NY 10004. From 1996 until 2001, Mr. Quick was president and chief operating officer of Quick & Reilly. Mr. Quick was president of Quick & Reilly, Inc., a leading national discount brokerage firm, from 1985 to 1996. Mr. Quick is a member of the board of directors of Senesco Technologies, Inc. (business address is 303 George Street, Suite 420, New Brunswick, NJ 08901), and he serves as a trustee of Cold Spring Harbor Laboratories (business address is One Bungtown Road, Cold Spring Harbor, NY 11724), St. Jude Children’s Research Hospital (business address is 322 N. Lauderdale Street, MS 0279, Memphis, TN 38105-0279) and Fairfield University (business address is 1073 North Benson Road, Fairfield, CT 06430-5195).

Paul Woodberry. Mr. Woodberry has been Executive Vice President of the Company since May 1987, and served as Treasurer of the Company from May 1987 to May 1992 and Chief Financial Officer of the Company from May 1987 to September 2002. For more than the past five years, he has been a consultant to Alleghany Corporation, an asset management company with a business address of 375 Park Avenue, New York, NY 10152, and certain of its subsidiaries, and has devoted a majority of his time to such activities. He is a director of two subsidiaries of Alleghany Corporation, World

Minerals, Inc. (business address is 130 Castilian Drive, Santa Barbara, CA 93117) and Alleghany Properties, Inc. (business address is 2150 River Plaza Drive, Suite 145, Sacramento, CA 95833).

Stuart B. Aronoff. Mr. Aronoff has been Senior Vice President — Operations and Assistant Secretary of the Company since May 1987.

Brian P. Burns, Jr. Mr. Burns, Jr. has been President of the Company since July 9, 2004. Mr. Burns, Jr. joined the Company in January 2003 and was appointed to the position of Senior Vice President — Administration and Corporate Development at that time. Prior to this position, Mr. Burns, Jr. worked, from January 2001 until December 2002, as an independent consultant providing corporate development services to various clients, including the Company. From January 2000 until December 2000, Mr. Burns was employed as Vice President of Administration and Corporate Development of eMarketplace, Inc. (“eMarketplace”), an Internet incubator holding company. From February 1999 until December 1999, Mr. Burns, Jr. was employed as a Vice President of Gateway Advisors (“Gateway”), a financial advisory firm. The business address for eMarketplace and Gateway is 255 West Julian Street, San Jose, CA 95112. From August 1996 until September 1998, Mr. Burns, Jr. was employed by Neurex Corporation (“Neurex”), a biopharmaceutical company, in a variety of positions, including Associate General Counsel. Neurex’s business address during that time was 3760 Haven Avenue, Menlo Park, CA 94025.

S. Douglas Post. Mr. Post has been Controller of the Company since May 1987, Treasurer since May 1992, Vice President since March 1998 and was appointed to the position of Chief Financial Officer in September 2002.

      No person set forth above (i) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); or (ii) was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibition activities subject to, federal or state securities laws.
      Each of the persons set forth above is a citizen of the United States.

Item 4.	Terms Of The Transaction.
      (a) Material Terms. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/ Forward Stock Split,” “Questions and Answers About the Reverse/ Forward Stock Split,” “Structure of the Reverse/ Forward Stock Split,” “Special Factors,” “Fairness of the Reverse/ Forward Stock Split to Stockholders,” “Description of the Reverse/ Forward Stock Split,” “Financing of the Reverse/ Forward Stock Split,” “Costs of the Reverse/ Forward Stock Split” and “Recommendation of the Board; Fairness of the Reverse/ Forward Stock Split — Reservation of Rights” is incorporated herein by reference.
      (c) Different Terms. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/ Forward Stock Split,” “Questions and Answers About the Reverse/ Forward Stock Split,” “Structure of the Reverse/ Forward Stock Split,” “Special Factors — Potential Disadvantages of the Reverse/ Forward Stock Split to Stockholders; Accretion in Ownership and Control of Certain Stockholders,” “Special Factors — Effects of the Reverse/ Forward Stock Split,” “Special Factors — Effect of the Reverse/ Forward Stock Split on Option Holders,” “Special Factors — Financial Effect of the Reverse/ Forward Stock Split,” “Special Factors — Federal Income Tax Consequences of the Reverse/ Forward Stock Split,” “Description of the Reverse/ Forward Stock Split — Holders as of Effective Date; Net Effect After Reverse/ Forward Stock Split,” “Fairness of the Reverse/ Forward Stock Split to Stockholders” and “Description of the Reverse/ Forward Stock Split — Exchange of Certificates for Cash Payment or Shares” is incorporated herein by reference.
      (d) Appraisal Rights. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/ Forward Stock Split,” “Questions and Answers About the Reverse/ Forward Stock Split” and “Description of the Reverse/ Forward Stock Split — Appraisal Rights” is incorporated herein by reference.

      (e) Provisions for Unaffiliated Security Holders. The information set forth in the Information Statement under the caption “Fairness of the Reverse/ Forward Stock Split to Stockholders — Procedural Fairness to All Stockholders” is incorporated herein by reference.
      (f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations And Agreements.
      (a) Transactions. On May 19, 2005, Mr. Burns purchased 39,000 shares of Common Stock, pursuant to the exercise of a fully vested option granted under the 1993 Plan, at an exercise price of $4.75 per share, for an aggregate cash purchase price of $185,250. The information set forth in the Information Statement under the captions “Special Factors — Background of the Reverse/Forward Stock Split” and “Interests of Certain Persons” is incorporated herein by reference.
      (b) Significant Corporate Events. The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/ Forward Stock Split,” “Special Factors — Background of the Reverse/Forward Stock Split” and “Financial Statements — Price Range of Common Stock; Dividends; Trading Volume” is incorporated herein by reference.
      (c) Negotiations or Contacts. The information set forth in the Information Statement under the captions “Special Factors — Background of the Reverse/Forward Stock Split,” “Interests of Certain Persons” and “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.
      (e) Agreements Involving the Company’s Securities. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/ Forward Stock Split,” “Special Factors — Background of the Reverse/Forward Stock Split,” “Interests of Certain Persons” and “Security Ownership of Certain Beneficial Owners and Management” and in Exhibits (d.1), (d.2) and (d.3) to the Schedule 13E-3 filed on March 31, 2005 is incorporated herein by reference.

Item 6.	Purposes Of The Transaction And Plans Or Proposals.
      (b) Use of Securities Acquired. The Company will make a cash payment of $8.95 per pre-split share of Common Stock in lieu of issuing fractional shares that would otherwise result from the Reverse/ Forward Stock Split. The fractional shares acquired in the Reverse/ Forward Stock Split will be retired and returned to the status of authorized but unissued shares of Company Common Stock.
      (c) Plans.

(1) None.

(2) None.

(3) The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/ Forward Stock Split,” “Questions and Answers About the Reverse/ Forward Stock Split,” “Special Factors — Reasons for and Purposes of the Reverse/ Forward Stock Split,” “Special Factors — Effects of the Reverse/ Forward Stock Split,” “Special Factors — Effect of the Reverse/ Forward Stock Split on Option Holders,” “Special Factors — Financial Effect of the Reverse/ Forward Stock Split,” and “Conduct of the Company’s Business After the Reverse/ Forward Stock Split” are incorporated herein by reference.

(4) None.

(5) The information set forth in the Information Statement under the caption “Conduct of the Company’s Business After the Reverse/ Forward Stock Split” are incorporated herein by reference.

(6) The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/ Forward Stock Split,” “Questions and Answers About the Reverse/ Forward Stock Split,” “Special Factors — Reasons for and Purposes of the Reverse/ Forward Stock Split,” “Special Factors — Effects of the Reverse/ Forward Stock Split,” “Fairness of the Reverse/ Forward Stock Split to Stockholders — Termination of Exchange Act Registration” and “Conduct of the Company’s Business After the Reverse/ Forward Stock Split” are incorporated herein by reference.

(7) The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/ Forward Stock Split,” “Questions and Answers About Reverse/ Forward Stock Split,” “Special Factors — Reasons for and Purposes of the Reverse/ Forward Stock Split,” “Special Factors — Effects of the Reverse/ Forward Stock Split,” “Fairness of the Reverse/ Forward Stock Split to Stockholders — Termination of Exchange Act Registration” and “Conduct of the Company’s Business After the Reverse/ Forward Stock Split” are incorporated herein by reference.

(8) The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/ Forward Stock Split,” “Questions and Answers About Reverse/ Forward Stock Split,” “Special Factors — Reasons for and Purposes of the Reverse/ Forward Stock Split,” “Special Factors — Effects of the Reverse/ Forward Stock Split,” “Fairness of the Reverse/ Forward Stock Split to Stockholders — Termination of Exchange Act Registration” and “Conduct of the Company’s Business After the Reverse/ Forward Stock Split” are incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons And Effects.
      (a) Purposes. The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/ Forward Stock Split,” “Special Factors — Reasons for and Purposes of the Reverse/ Forward Stock Split” and “Special Factors — Background of the Reverse/ Forward Stock Split” is incorporated herein by reference.
      (b) Alternatives. The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/ Forward Stock Split,” “Special Factors — Strategic Alternatives Considered” and “Special Factors — Background of the Reverse/ Forward Stock Split” is incorporated herein by reference.
      (c) Reasons. The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/ Forward Stock Split,” “Special Factors — Reasons for and Purposes of the Reverse/ Forward Stock Split” and “Special Factors — Background of the Reverse/ Forward Stock Split” is incorporated herein by reference.
      (d) Effects. The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/ Forward Stock Split,” “Structure of the Reverse/ Forward Stock Split,” “Special Factors — Effects of the Reverse/ Forward Stock Split,” “Special Factors — Potential Disadvantages of the Reverse/ Forward Stock Split to Stockholders; Accretion in Ownership and Control of Certain Stockholders,” “Special Factors — Effect of the Reverse/ Forward Stock Split on Option Holders,” “Special Factors — Financial Effect of the Reverse/ Forward Stock Split,” “Special Factors — Federal Income Tax Consequences of the Reverse/ Forward Stock Split,” “Financing of the Reverse/ Forward Stock Split,” “Costs of the Reverse/ Forward Stock Split” and “Conduct of the Company’s Business After the Reverse/ Forward Stock Split” is incorporated herein by reference.

Item 8.	Fairness Of The Transaction.
      (a) Fairness. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/ Forward Stock Split,” “Questions and Answers About the Reverse/ Forward Stock Split,” “Special Factors — Reasons for and Purposes of the Reverse/ Forward Stock Split,” “Special Factors — Strategic Alternatives Considered,” “Special Factors — Background of the Reverse/ Forward Stock Split,” “Fairness of the Reverse/ Forward Stock Split to Stockholders” and “Recommendation of the Board; Fairness of the Reverse/ Forward Stock Split” is incorporated herein by reference. No director dissented or abstained from voting on the Rule 13e-3 transaction.
      (b) Factors Considered in Determining Fairness. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/ Forward Stock Split,” “Questions and Answers About the Reverse/ Forward Stock Split,” “Special Factors — Reasons for and Purposes of the Reverse/ Forward Stock Split,” “Special Factors — Strategic Alternatives Considered,” “Special Factors — Background of the Reverse/ Forward Stock Split,” “Fairness of the Reverse/ Forward Stock Split to Stockholders” and “Recommendation of the Board; Fairness of the Reverse/ Forward Stock Split” is incorporated herein by reference.

      (c) Approval of Security Holders. The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/ Forward Stock Split” and “Description of the Reverse/ Forward Stock Split — Vote Required” is incorporated herein by reference.
      (d) Unaffiliated Representative. No director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction.
      (e) Approval of Directors. The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/ Forward Stock Split,” “Special Factors — Background of the Reverse/ Forward Stock Split,” “Description of the Reverse/ Forward Stock Split — Vote Required” and “Recommendation of the Board; Fairness of the Reverse/ Forward Stock Split” is incorporated herein by reference.
      (f) Other Offers. Not applicable.

Item 9.	Reports, Opinions, Appraisals And Negotiations.
      (a) Report, Opinion or Appraisal. The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/ Forward Stock Split,” “Fairness of the Reverse/ Forward Stock Split — Fairness Opinion,” “Fairness of the Reverse/ Forward Stock Split — Opinion of Sutter Securities” and “Recommendation of the Board; Fairness of the Reverse/ Forward Stock Split” and in Annex B and in Exhibits (c.2), (c.3), (c.4), (c.5), (c.6) and (c.7) hereto is incorporated herein by reference.
      (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Information Statement under the captions “Special Factors — Background of the Reverse/ Forward Stock Split,” “Fairness of the Reverse/ Forward Stock Split — Fairness Opinion,” “Fairness of the Reverse/ Forward Stock Split — Opinion of Sutter Securities” and “Recommendation of the Board; Fairness of the Reverse/ Forward Stock Split” and in Annex B and in Exhibits (c.2), (c.3), (c.4), (c.5), (c.6) and (c.7) hereto is incorporated herein by reference.
      (c) Availability of Documents. The opinion of Sutter Securities Incorporated, which is attached as Annex B to the Information Statement, and the appraisal prepared by Kalinowski & Associates, Inc., which is attached as Exhibit (c.3), as updated by Exhibit (c.6) hereto, will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.

Item 10.	Source And Amounts Of Funds Or Other Consideration.
      (a) Source of Funds. The information set forth in the Information Statement under the caption “Financing of the Reverse/ Forward Stock Split” is incorporated herein by reference.
      (b) Conditions. The information set forth in the Information Statement under the caption “Financing of the Reverse/ Forward Stock Split” is incorporated herein by reference.
      (c) Expenses. The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/ Forward Stock Split,” “Special Factors — Effects of the Reverse/ Forward Stock Split,” “Special Factors — Financial Effect of the Reverse/ Forward Stock Split” and “Costs of the Reverse/ Forward Stock Split” is incorporated herein by reference.
      (d) Borrowed Funds. The information set forth in the Information Statement under the caption “Financing of the Reverse/ Forward Stock Split” is incorporated herein by reference.

Item 11.	Interest In Securities Of The Subject Company.
      (a) Security Ownership. The information set forth in the Information Statement under the captions “Interests of Certain Persons” and “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

      (b) Securities Transactions. On May 19, 2005, Mr. Burns purchased 39,000 shares of Common Stock, pursuant to the exercise of a fully vested option granted under the 1993 Plan, at an exercise price of $4.75 per share, for an aggregate cash purchase price of $185,250. On May 18, 2005, Ralph T. McElvenny, Jr. exercised fully vested options granted under the Company’s 1994 Stock Option Plan for Outside Directors to purchase (i) 2,000 shares of Common Stock at an exercise price of $5.875 per share, surrendering 1,416 shares issuable upon exercise of the option with a fair market value equal to the aggregate exercise price of the option, resulting in the net purchase of 584 options and (ii) 2,000 shares of Common Stock at an exercise price of $6.00 per share, surrendering 1,446 shares issuable upon exercise of the option with a fair market value equal to the aggregate exercise price of the option, resulting in the net purchase of 554 options. On May 31, 2005, Paul Woodberry purchased 15,000 shares of Common Stock, pursuant to the exercise of a fully vested option granted under the 1993 Plan, at an exercise price of $4.75 per share, for an aggregate purchase price of $71,250.

Item 12.	The Solicitation Or Recommendation.
      (d) Intent to Tender or Vote in Going-Private Transaction. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/ Forward Stock Split,” “Questions and Answers About the Reverse/ Forward Stock Split,” “Special Factors — Background of the Reverse/ Forward Stock Split,” “Fairness of the Reverse/ Forward Stock Split to Stockholders — Vote Required” and “Recommendation of the Board; Fairness of the Reverse/ Forward Stock Split” is incorporated herein by reference.
      (e) Recommendations of Others. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/ Forward Stock Split,” “Questions and Answers About the Reverse/ Forward Stock Split,” “Special Factors — Background of the Reverse/ Forward Stock Split” and “Recommendation of the Board; Fairness of the Reverse/ Forward Stock Split” is incorporated herein by reference.

Item 13.	Financial Statements.
      (a) Financial Statements.

(1) The information set forth in the Information Statement under the caption “Financial Statements” is incorporated herein by reference.

(2) The information set forth in the Information Statement under the caption “Financial Statements” is incorporated herein by reference.

(3) The information set forth in the Information Statement under the caption “Financial Statements” is incorporated herein by reference.

(4) The information set forth in the Information Statement under the caption “Financial Statements” is incorporated herein by reference.
      (b) Pro Forma Information.

(1) The information set forth in the Information Statement under the caption “Financial Statements” is incorporated herein by reference.

(2) The information set forth in the Information Statement under the caption “Financial Statements” is incorporated herein by reference.

(3) The information set forth in the Information Statement under the caption “Financial Statements” is incorporated herein by reference.

Item 14.	Persons/ Assets, Retained, Employed, Compensated Or Used.
      (a) Solicitations or Recommendations. The information set forth under the caption “Description of the Reverse/ Forward Stock Split — Exchange of Certificates for Cash Payment or Shares” of the Information Statement is incorporated herein by reference.
      (b) Employees and Corporate Assets. Not applicable.

Item 15.	Additional Information.
      (b) Other Material Information. The information set forth in the Information Statement, including all annexes thereto, and each exhibit hereto, is incorporated herein by reference.

Item 16.	Exhibits.
      (a) Amendment No. 3 to the Information Statement on Schedule 14C filed with the Securities and Exchange Commission concurrently with this form is incorporated herein by reference.
      (b) Not applicable.
      (c.1) The Opinion of Sutter Securities Incorporated, dated July 21, 2005, filed as Annex B to the Information Statement filed concurrently with this form, is incorporated herein by reference.
      (c.2) The Presentation Materials prepared by Sutter Securities Incorporated, presented to the Board of Directors on March 28, 2005 and filed as Exhibit (c.2) to the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on March 31, 2005, are incorporated herein by reference.
      (c.3) The Appraisal of Kalinowski & Associates, Inc. (relating to Building C, Hohokam Business Park, a back office building located at 1515 West 14th Street, Tempe, Arizona) delivered to Sutter Securities Incorporated on February 17, 2005 filed as Exhibit (c.3) (the “Appraisal”) to the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on March 31, 2005, is incorporated herein by reference.
      (c.4) The Consent of Kalinowski & Associates, Inc., dated March 27, 2005 and filed as Exhibit (c.4) to the Transaction Statement on Schedule 13e-3 filed with the Securities and Exchange Commission on March 31, 2005, is incorporated herein by reference.
      (c.5) The Presentation Materials prepared by Sutter Securities Incorporated and presented to the Board of Directors on July 21, 2005.
      (c.6) The update to the Appraisal of Kalinowski & Associates, Inc., dated July 13, 2005, and delivered to Sutter Securities Incorporated on July 13, 2005.
      (c.7) The Counsel of Kalinowski & Associates, Inc., dated July 21, 2005.
      (d.1) The Right of First Refusal and Irrevocable Proxy, dated May 25, 1996, between Brian P. Burns and Frederick P. Furth filed as Exhibit M to the Schedule 13D/ A filed with the Securities and Exchange Commission on May 25, 1996 is incorporated herein by reference.
      (d.2) The Extension of Right of First Refusal and Irrevocable Proxy, dated March 12, 2001, between Brian P. Burns and Frederick P. Furth filed as Exhibit N to the Schedule 13D/ A filed with the Securities and Exchange Commission on August 24, 2001 is incorporated herein by reference.
      (d.3) The Extension of Right of First Refusal and Irrevocable Proxy, dated March 2, 2005, between Brian P. Burns and Frederick P. Furth filed as Exhibit Q to the Schedule 13D/ A filed with the Securities and Exchange Commission on March 4, 2005 is incorporated herein by reference.
      (f) Not applicable.
      (g) Not applicable.

SIGNATURE
      After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

BF ENTERPRISES, INC.

By: /s/ Brian P. Burns, Jr.

Name: Brian P. Burns, Jr.
Title: President
Dated: July 22, 2005
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: /s/ Brian P. Burns

Brian P. Burns
Dated: July 22, 2005

EXHIBIT INDEX

Exhibit No.	Description

(a)	Amendment No. 3 to the Information Statement on Schedule 14C (filed with the Securities and Exchange Commission concurrently with this form and incorporated herein by reference).
(c.1)	The Opinion of Sutter Securities Incorporated, dated July , 2005 (filed as Annex B to the Information Statement filed concurrently with this form and incorporated herein by reference).
(c.2)	Presentation Materials prepared by Sutter Securities Incorporated and presented to the Board of Directors on March 28, 2005 (filed as Exhibit (c.2) to the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on March 31, 2005 and incorporated herein by reference).
(c.3)	Appraisal of Kalinowski & Associates, Inc. (relating to Building C, Hohokam Business Park, a back office building located at 1515 West 14th Street, Tempe, Arizona) delivered to Sutter Securities Incorporated on February 17, 2005 (the “Appraisal”) (filed as Exhibit (c.3) to the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on March 31, 2005 and incorporated herein by reference).
(c.4)	Consent of Kalinowski & Associates, Inc., dated March 27, 2005 (filed as Exhibit (c.4) to the Transaction Statement on Schedule 13e-3 filed with the Securities and Exchange Commission on March 31, 2005, and incorporated herein by reference).
(c.5)	The Presentation Materials prepared by Sutter Securities Incorporated and presented to the Board of Directors on July 21, 2005.
(c.6)	The update to the Appraisal of Kalinowski & Associates, Inc., dated July 13, 2005, and delivered to Sutter Securities Incorporated on July 13, 2005.
(c.7)	Consent of Kalinowski & Associates, Inc., dated July 21, 2005
(d.1)	Right of First Refusal and Irrevocable Proxy, dated May 25, 1996, between Brian P. Burns and Frederick P. Furth (filed as Exhibit M to the Schedule 13D/A filed with the Securities and Exchange Commission on May 25, 1996 and incorporated herein by reference).
(d.2)	Extension of Right of First Refusal and Irrevocable Proxy, dated March 12, 2001, between Brian P. Burns and Frederick P. Furth (filed as Exhibit N to the Schedule 13D/A filed with the Securities and Exchange Commission on August 24, 2001 and incorporated herein by reference).
(d.3)	Extension of Right of First Refusal and Irrevocable Proxy, dated March 2, 2005, between Brian P. Burns and Frederick P. Furth (filed as Exhibit Q to the Schedule 13D/A filed with the Securities and Exchange Commission on March 4, 2005 and incorporated herein by reference).